VILLAGE SUPER MARKET, INC. REPORTS A NET LOSS
                   FOR THE QUARTER ENDED APRIL 29, 1995

Springfield, N.J. - June 1, 1995 - Village Super Market, Inc. reported a net loss for the third quarter ended April 29, 1995, Perry Sumas, President announced today.

In the third quarter, the Company had a net loss of $293,000. This compared with a net loss of $1,131,000 in the third quarter of the prior year. For the nine month period, the Company had net income of $227,000 compared to a $958,000 loss before the cumulative effect of an accounting change a year ago.

Sales for the third quarter were $164,453,000, a decrease of 4.3% from the prior year. Sales decreased as a result of a store closed since one year ago and a same store sales decrease of 1.3%. Same store sales declined due to the impact of new competitive entries, continued sluggishness in the economy and comparison to a year ago period that included higher promotional spending.

The results for the April 1995 quarter were substantially better than the prior year quarter, despite lower sales, due to lower payroll and promotional costs, and increased gross margin percentages.

For the nine month period, sales were $503,624,000 a decrease of .7% from the prior year. Sales decreased due to stores closed since one year ago and lower same store sales of 1.1%. This decrease was partially offset by the current year containing thirty-nine weeks compared to thirty-eight weeks in the prior year.

Village Super Market, Inc. operates a chain of twenty-three supermarkets under the Shop-Rite name in New Jersey and Eastern Pennsylvania. The following table summarizes Village's results for the quarter and nine months ended April 29, 1995.

                                April 29, 1995    April 23, 1994
                                        13 Weeks Ended
Sales                           $164,453,000       $171,776,000
Net Income (Loss)               $ (  293,000)      $ (1,131,000)
Net Income (Loss) Per Share     $       (.10)      $       (.39)

                                 39 Weeks Ended         38 Weeks Ended
Sales                           $503,624,000       $507,228,000
Income (Loss) Before
 Accounting Change              $    227,000       $   (958,000)
Cumulative Effect of Accounting
 Change                         $        ---       $    400,000
Net Income (Loss)               $    227,000       $   (558,000)
Net Income (Loss) Per Share:
 Income (Loss) Before Accounting
 Change                         $        .08       $       (.33)
 Cumulative Effect of Accounting
 Change                         $        ---       $        .14
 Net Income (Loss)              $        .08       $       (.19)